                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2011

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

LOMBARDY REGION/TELECOM ITALIA: DIGITAL DIVIDE CLOSED WITHIN 2 YEARS

  BROADBAND: FORMIGONI AND BERNABE’ PRESENT 100 MILLION EURO PROJECT

(Milan, 02 May) By extending broadband throughout its territory, within two years the Lombardy region will have completely closed the digital divide.

This major achievement will be engineered by Telecom Italia, which won the call for tenders for this type of service in areas where market failure has prevailed. The Plan was illustrated at a press conference held by the Chairman of the Lombardy Regional Administration Roberto Formigoni, Councillor Responsible for the Environment, Energy and Networks Marcello Raimondi, the Chairman of Telecom Italia Franco Bernabè, and Telecom Italia Chief Operating Officer Marco Patuano.

ONE MILLION PEOPLE IN LOMBARDY SOON TO BE NEWLY CONNECTED TO BROADBAND – This technologically- and geographically-ambitious project will see high-speed internet coverage arriving in 707 municipalities (where 1 million people live) within 24 months. By 2013, 100% of the population of Lombardy will be covered by broadband. To achieve this, 917 switching stations across the region will be upgraded, involving around 8,500 km cabling, of witch 3,000 km in fibre-optic cable laid. The project will cost a total of around €95 million, of which €41 million is being funded by the Lombardy Regional Administration and the remainder by Telecom Italia.

HIGH-SPEED LINKS – The municipalities covered by the project will have territory-wide access to ADSL 7 Mbit links, rising as high as 20 Mbit following upgrade work involving 900 separate jobs at exchanges and local networks.

POSITIVE IMPACT ON THE LOCAL AREA - The plan will have positive repercussions not just on citizens but on businesses too. Benefits will be enjoyed by a number of industrial districts, including the textiles district in Val Seriana, the clothing district in Gallaratese, the Castel Goffredo textiles district, the Monza Brianza furniture-making district, the Serico Comasco textiles district, the Valle dell’Arno mechanics district, and the Vimercate high-tech district.

THE CALL FOR TENDERS - Public funding was awarded to Telecom Italia after the company submitted the most technically accomplished and economically attractive bid. The project has been given the go-ahead by the European Commission with regard to state aid regulations. Funding provided by the regional administration ensures that investment payback will be in line with corporate standards.

Work will be carried out over a two-year period, followed by a four-year period during which services will be rolled out and results monitored.

MARKET FAILURE - The Lombardy Region/Telecom Italia project is a game changer for those areas that have suffered from a lack of access to broadband services owing to an absence of the necessary network infrastructure. “Market failure” in the areas affected by the digital divide refers to the fact that market players have not invested because the market does not offer favourable conditions for profitability. This is another reason why this challenging project is all the more important. (Ln)

LIST OF INTERESTED TOWN:

BERGAMO (116)

Adrara San Martino, Adrara San Rocco, Algua Almenno, San Bartolomeo, Almenno San Salvatore, Antegnate, Ardesio, Averara, Aviatico, Azzone, Bagnatica, Barbata, Barzana, Berbenno, Bianzano, Bolgare, Bossico, Branzi, Brembate, Brembilla, Brumano, Brusaporto, Calcinate, Calvenzano, Camerata, Cornello, Capizzone, Carobbio degli Angeli, Carona, Cassiglio, Cavernago, Cenate Sopra, Cenate Sotto, Cene, Cerete, Cisano Bergamasco, Cividate al Piano, Colere, Comun Nuovo Corna Imagna, Cortenuova, Costa Serina, Costa Valle Imagna, Credaro, Cusio, Dossena, Fara Olivana con Sola  Filago, Fontanella, Fonteno, Foppolo, Foresto Sparso, Gandellino, Gandosso, Gaverina Terme, Gerosa , Gorno Gromo Grone Isola di Fondra Isso Locatello Lurano Luzzana Mapello Medolago Mezzoldo  Monasterolo del Castello Montello Olmo al Brembo Oltre il Colle Oneta Onore Ornica Osio Sopra Pagazzano Paladina Palazzago Parzanica Piazzatorre Piazzolo Pognano Predore Pumenengo Ranzanico Riva di Solto Rogno Roncobello Roncola Rota d'Imagna Santa Brigida Scanzorosciate Schilpario Sedrina Solto Collina Sorisole Sotto il Monte Giovanni XXIII  Sovere  Spirano Taleggio Tavernola Bergamasca Terno d'Isola Torre de' Roveri Torre Pallavicina Treviolo Ubiale Clanezzo Urgnano Valbondione Valgoglio Valleve Valtorta Vedeseta Viadanica Vigolo Villa d'Adda Vilminore di Scalve Zanica

BRESCIA (105)

Acquafredda Agnosine  Alfianello Anfo Angolo Terme Artogne Bagolino Barghe Bassano Bresciano Berlingo Berzo Inferiore Bienno Bione  Bovegno Brandico Caino Calcinato Capovalle Capriano del Colle Castelcovati  Casto Castrezzato Cedegolo Cevo  Cigole Cimbergo Collio Comezzano-Cizzago Corteno Golgi Corzano Desenzano del Garda Edolo Erbusco Fiesse Gambara Ghedi Irma Iseo Isorella Leno Lodrino Lograto Lonato del Garda Longhena Lozio Maclodio Magasa Mairano Manerba del Garda Marcheno Marmentino Monte Isola Monticelli Brusati Montichiari Montirone Mura Muscoline Nuvolera Offlaga Ome

Paisco Loveno Palazzolo sull'Oglio Paratico Paspardo Passirano Pavone del Mella Pertica Alta Pertica Bassa Pezzaze Pian Camuno Piancogno Pisogne Polpenazze del Garda Poncarale Pozzolengo Preseglie Prestine Provaglio d'Iseo Provaglio Val Sabbia Puegnago sul Garda San Felice del Benaco San Gervasio Bresciano San Paolo San Zeno Naviglio  Saviore dell'Adamello Sellero Seniga Serle Soiano del Lago Sonico Tavernole sul Mella Temù Tignale Tremosine Trenzano Treviso Bresciano Vallio Terme Valvestino Verolavecchia Vestone  Vezza d'Oglio  Villachiara Vione  Visano Zone

COMO (60)

Alzate Brianza Asso Barni Bellagio Bene Lario Beregazzo con Figliaro Bregnano Brenna Brienno Brunate Bulgarograsso Caglio Carlazzo Casasco d'Intelvi  Castelnuovo Bozzente Cavargna Cerano d'Intelvi Cirimido Civenna Claino con Osteno Cremia Cusino Domaso Garzeno Gera Lario Germasino Gironico Griante Lanzo d'Intelvi Limido Comasco Locate Varesino Luisago Lurago Marinone Magreglio Monguzzo Mozzate Peglio Pellio Intelvi Pianello del Lario Plesio Ponna Ponte Lambro Ramponio Verna Rezzago Rodero Ronago San Bartolomeo Val Cavargna San Fermo della Battaglia San Nazzaro Val Cavargna Schignano Senna Comasco Sorico Sormano Stazzona Val Rezzo Valbrona Valsolda Veleso Vertemate con Minoprio Zelbio

CREMONA (74)

Acquanegra Cremonese Agnadello  Annicco Azzanello Bonemerse Bordolano Ca' d'Andrea Calvatone Camisano Capergnanica Cappella Cantone Cappella de' Picenardi Casalbuttano ed Uniti Casale Cremasco-Vidolasco Casaletto Ceredano Casaletto di Sopra Casalmorano Castel Gabbiano Castelverde Castelvisconti Cicognolo Cingia de' Botti Corte de' Cortesi con Cignone Corte de' Frati Credera Rubbiano Cremosano Crotta d'Adda Cumignano sul Naviglio Derovere Dovera  Fiesco Formigara Gabbioneta-Binanuova Genivolta Grontardo Isola Dovarese Malagnino Moscazzano Motta Baluffi Olmeneta Ostiano Paderno Ponchielli Persico Dosimo Pescarolo ed Uniti Pessina Cremonese Pieranica Pieve d'Olmi Pieve San Giacomo Pizzighettone Pozzaglio ed Uniti Quintano Ricengo Ripalta Arpina Ripalta Cremasca Ripalta Guerina Rivarolo del Re ed Uniti San Bassano San Daniele Po Scandolara Ripa d'Oglio Sergnano Sesto ed Uniti Soncino Spineda Stagno Lombardo Ticengo Torlino

Vimercati Tornata Torre de' Picenardi  Torricella del Pizzo Trigolo Vescovato Volongo Voltido

LECCO (36)

Abbadia Lariana Airuno Barzio Bulciago Calco Carenno Casargo Cassina Valsassina Colle Brianza Cortenova Cremeno Erve Esino Lario Galbiate Garbagnate Monastero Garlate Imbersago Introbio Introzzo Moggio Molteno Monte Marenzo Oliveto Lario Pagnona Parlasco Pasturo Pescate Premana Primaluna Sirone Taceno Torre de' Busi Tremenico Vendrogno Vestreno Viganò

LODI (35)

Abbadia Cerreto Bertonico Boffalora d'Adda Borgo San Giovanni Brembio Camairago Casaletto Lodigiano Caselle Landi Caselle Lurani Castelnuovo Bocca d'Adda Castiglione d'Adda Cavacurta Cavenago d'Adda Comazzo Corno Giovine Cornovecchio Corte Palasio Galgagnano Graffignana Maccastorna Mairago Maleo Marudo Massalengo Meleti Orio Litta Ossago Lodigiano Pieve Fissiraga Salerano sul Lambro Secugnago Senna Lodigiana Terranova dei Passerini Turano Lodigiano Valera Fratta Villanova del Sillaro

MANTUA (42)

Acquanegra sul Chiese Asola Bagnolo San Vito Bigarello Borgoforte Casalromano Castiglione delle Stiviere Cavriana Ceresara Commessaggio Curtatone Dosolo Felonica

Gazzuolo Goito Gonzaga Magnacavallo Marcaria Mariana Mantovana Marmirolo Moglia Monzambano Motteggiana Piubega Pomponesco Porto Mantovano Quingentole Quistello Redondesco Rivarolo Mantovano Rodigo Roverbella Sabbioneta San Benedetto Po  San Giacomo delle Segnate San Giovanni del Dosso Schivenoglia Sermide Solferino Suzzara Viadana Villimpenta

MILAN (9)

Basiglio, Bubbiano Buccinasco Canegrate Colturano Pieve Emanuele Segrate Tribiano Vermezzo

MONZA AND BRIANZA (1)

Macherio

PAVIA (143)

Alagna Albaredo Arnaboldi Albonese Albuzzano Arena Po Badia Pavese Bagnaria Barbianello Bascapè Bastida de' Dossi Bastida Pancarana Battuda Borgo Priolo Borgo San Siro Borgoratto Mormorolo Bornasco Bosnasco Brallo di Pregola Breme Calvignano

Canevino Canneto Pavese Casanova Lonati Casatisma Casei Gerola Castana Castelletto di Branduzzo Castello d'Agogna Castelnovetto Ceranova Cergnago Cervesina Chiognolo Po Cigognola Cilavegna Codevilla Confienza Copiano Corana Cornale Corvino San Quirico Cura Carpignano Ferrera Erbognone Fortunago Frascarolo Galliavola Gambarana Genzone Golferenzo Gravellona Lomellina Inverno e Monteleone Langosco Lardirago Linarolo Lirio Lomello Magherno Marcignago Marzano Menconico Mezzana Bigli Mezzana Rabattone Mezzanino Miradolo Terme Montalto Pavese Montecalvo Versiggia Montescano Montesegale Monticelli Pavese Montù Beccaria Mornico Losana Mortara Nicorvo Olevano di Lomellina Oliva Gessi Ottobiano Palestro Pancarana Parona Pietra de' Giorgi Pieve Albignola Pieve del Cairo Pieve Porto Morone Pizzale Ponte Nizza Portalbera Rea Redavalle Retorbido Robecco Pavese Rocca de' Giorgi Rocca Susella Rognano Romagnese Roncaro Rosasco Rovescala Ruino San Cipriano Po San Damiano al Colle San Giorgio di Lomellina San Zenone al Po Santa Giuletta Santa Margherita di Staffora Santa Maria della Versa Sant'Alessio con Vialone

Sant'Angelo Lomellina Sartirana Lomellina Scaldasole Semiana Silvano Pietra Sommo Spessa Suardi Torrazza Coste Torre Beretti e Castellaro Torre d'Arese Torre d'Isola Torrevecchia Pia Torricella Verzate Travacò Siccomario Tromello Trovo Val di Nizza Valeggio Valle Lomellina Valle Salimbene Valverde Varzi Velezzo Lomellina Vellezzo Bellini Verretto Verrua Po Villanova d'Ardenghi  Vistarino Volpara Zavattarello Zeccone Zeme Zenevredo Zerbo Zerbolò Zinasco

SONDRIO (36)

Albosaggia Bianzone Buglio in Monte Caiolo Campodolcino Caspoggio Castello dell'Acqua Castione Andevenno Chiuro Civo Colorina Dazio Forcola Gerola Alta Gordona Livigno Madesimo Montagna in Valtellina Pedesina Piateda Poggiridenti Postalesio Rasura Rogolo Samolaco San Giacomo Filippo Sondalo Tartano Teglio Torre di Santa Maria Tresivio Val Masino Valdidentro Valfurva Verceia Villa di Chiavenna

VARESE (50)

Agra Bedero Valcuvia Brezzo di Bedero Brinzio Brusimpiano Cadegliano-Viconago Cantello Caravate Carnago Casalzuigno Casciago Casorate Sempione Cassano Magnago Cassano Valcuvia Castello Cabiaglio Castelveccana Castiglione Olona Cazzago Brabbia Cocquio-Trevisago Comabbio Comerio Cremenaga Crosio della Valle Cuasso al Monte Curiglia con Monteviasco Dumenza Duno Golasecca Gorla Maggiore Inarzo Ispra Jerago con Orago Luvinate Marzio Masciago Primo Mercallo Montegrino Valtravaglia Monvalle Morazzone Mornago Oggiona con Santo Stefano Pino sulla Sponda del Lago Maggiore Porto Valtravaglia Ranco Sesto Calende Ternate Travedona-Monate  Tronzano Lago Maggiore Valganna Veddasca

Tel. 02 6765.5771 – 5315 lombardia.notizie@regione.lombardia.it

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 06 3688 3113

http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2011-2013 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 2nd, 2011

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager